news release

ArcelorMittal Requests Waiver of Baffinland Shareholder Rights Plan and Maintains December 29, 2010 Offer Expiry Date

Luxembourg, 22 December 2010 - ArcelorMittal has been advised by the Ontario Securities Commission (the OSC) that the application by Nunavut Iron Ore Acquisition Inc. (Nunavut) to cease trade the Baffinland Iron Mines Corporation (Baffinland) shareholder rights plan (the Rights Plan) can not be heard until January. In light of this, the OSC had requested that ArcelorMittal and Nunavut extend their bids until mid January pending such hearing. Given that ArcelorMittal is not prepared to hold its offer open beyond December 29, ArcelorMittal has requested, in accordance with the Support Agreement between ArcelorMittal and Baffinland, that Baffinland waive the Rights Plan by no later than 4:59 p.m. (Toronto time) on December 29, 2010. Unless waived with respect to all bids prior to that time by Baffinland, the OSC has ordered that the Rights Plan be cease traded at 5:00 p.m. (Toronto time) on December 29, 2010. Accordingly, the expiry time of ArcelorMittal's offer remains 11:59 pm (Toronto time) on December 29, 2010.

ArcelorMittal has no intention of extending its offer beyond December 29, 2010.

Shareholders should be aware that if ArcelorMittal's minimum tender condition is not met and its offer expires, the Support Agreement between ArcelorMittal and Baffinland would be terminated and Resource Capital Funds (RCF) would then be released from its Lock-Up Agreement with ArcelorMittal, leaving RCF free to tender to Nunavut's partial offer. In such case, if all outstanding Baffinland shares were to be tendered to Nunavut's offer, the pro rata take-up under that offer would be reduced from 62% to 44% of shares tendered and Baffinland's remaining minority shares would need to trade at $1.17 per share after completion of that offer in order for the value of Nunavut's offer to equal the $1.25 value of ArcelorMittal's offer for all outstanding shares, more than double the $0.56 per share unaffected price of Baffinland's shares prior to the announcement of Nunavut's unsolicited offer in September 2010.

ArcelorMittal has received all required regulatory approvals for its offer and is in a position to take up all shares tendered if its 50% plus one common share minimum tender condition is met on December 29, 2010. ArcelorMittal has improved its offer by almost $60 million since its original offer on November 12, 2010, whereas Nunavut's current partial offer provides $83 million less cash to Baffinland shareholders than Nunavut's original $0.80 per share offer.

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates, including non-cash impairment charges, net financial debt and net debt to EBITDA leverage ratio, statements regarding plans, objectives and expectations with respect to future operations and statements regarding future performance generally. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.